Exhibit 99.1

NYSE: MMA – MMA.INC Reduces Annualized Cash Operating Cost Base by Approximately US$1.71 million

Completed actions across workforce, technology and operating infrastructure reduce recurring cash expenditure and strengthen operating leverage

Highlights

●	Approximately US$1.71 million in annualized cash operating cost reductions implemented between January 1, 2025 and June 30, 2026
●	Technology delivery and automation enabled a leaner organizational structure, accounting for approximately US$1.54 million, or 90%, of the annualized cash reductions
●	Approximately US$165,000 in additional annualized cash savings from Hype functionality deprecation and lower hosting, premises and insurance costs
●	All announced reductions result from completed actions embedded in the Company’s current operating structure and are not future cost saving targets
●	Lower cash expenditure reinforces the Company’s cash discipline, extends runway and strengthens the path to positive adjusted EBITDA

New York, NY – SEPTEMBER 10, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), doing business as MMA.INC, today announced that actions completed between January 1, 2025 and June 30, 2026 have eliminated approximately US$1.71 million from its annualized cash operating cost base.

The reductions comprise US$1.54 million in workforce-related cash costs and US$165,000 in technology, operating infrastructure and insurance costs.

All announced reductions relate to recurring cash payments that are no longer required. They are not non-cash accounting adjustments or future cost saving targets.

The actions reduce ongoing cash outflows and, all else being equal, extend the Company’s cash runway.

Cash Operating Cost Reductions

Technology delivery and expanded use of automation, including workflows supported by AI, enabled MMA.INC to streamline selected functions and operate with a leaner organizational structure.

These actions eliminated over US$1.54 million in annualized workforce-related cash costs, comprising US$345,000 in Australian payroll, over US$1 million in international payroll and over US$196,000 in taxes and benefits.

Technology, operating infrastructure and insurance eliminated a further approximately US$165,000 in annualized cash savings. This comprises approximately US$76,600 from deprecating selected Hype functionality and eliminating the associated subscriptions, approximately US$56,500 in insurance savings, and lower online hosting and premises costs.

Nick Langton, Founder and Chief Executive Officer of MMA.INC, said:

“Between January 1, 2025 and June 30, 2026, we removed approximately US$1.71 million from MMA.INC’s annualized cash operating cost base. These are completed reductions embedded in the business, and every dollar represents recurring cash expenditure that is no longer required.

“Technology delivery and automation enabled us to simplify our organizational structure, while additional savings came from Hype functionality deprecation and lower hosting, premises and insurance costs.

“The result is materially less cash leaving the business on a recurring basis, stronger operating leverage and, all else being equal, a longer cash runway.”

MMA.INC continues to review its cash cost structure and operating model and will pursue additional efficiencies where they can be achieved without compromising core revenue generating capabilities or strategic priorities.

Basis of Annualized Cash Operating Cost Reduction Measure

The US$1.71 million figure represents management’s estimate, as of June 30, 2026, of the recurring annual cash expenditure eliminated through actions completed between January 1, 2025 and June 30, 2026. The measure was calculated by annualizing each identified cash cost at the rate applying immediately before that cost was eliminated.

The measure includes payroll, taxes and benefits, premises, online hosting, insurance and subscription costs eliminated through the deprecation of selected Hype functionality. It excludes share-based payments, depreciation, amortization and other non-cash expenses.

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (NYSE American: MMA), doing business as MMA.INC, is building the participation and technology platform for the global martial arts and combat sports industry, connecting practitioners, gyms, coaches, content, commerce and payments.

As of July 2026, MMA.INC’s platform assets included 5 million+ social media followers, 680,000 user profiles, 107,694 registered student profiles, 27,651 monthly active users and 15,326 published gym profiles, including 996 verified and 389 paying academies. The platform also recorded approximately 80,000 monthly check-ins and an annualized payments run rate of approximately US$21 million based on May 2026 processing volumes.

●	A Connected Participation Platform: MMA.INC brings together gym software, payments, training, community, content and commerce through assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com.
●	A Growing Participation Network: Over the prior 18 months, registered student profiles increased approximately 101%, monthly active users approximately 89% and paying academies approximately 260%.
●	Built to Aggregate the Sector: MMA.INC’s strategy is to connect the fragmented martial arts participation economy through a unified digital identity and ecosystem designed to deepen engagement and expand monetization across software, payments, programs, memberships, partnerships and commerce.

For more information, visit www.mma.inc

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Sections 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. Words such as “believe,” “may,” “estimate,” “anticipate,” “intend,” “plan,” “could,” “target,” “potential,” “will,” “expect” and similar expressions are intended to identify forward-looking statements. These statements include, without limitation, statements regarding MMA.INC’s strategy, plans and objectives; growth and monetization of its platform; conversion of fans into participants; increased penetration of existing users, students, gyms and other platform assets; development, rollout and adoption of products and programs, including XP Passport and the Warrior Training Program; partnerships, geographic expansion, acquisitions, strategic investments and other inorganic growth opportunities; payment volumes; and future revenue, margins, operating performance and financial condition. Forward-looking statements are based on management’s current expectations, assumptions and estimates and are subject to known and unknown risks and uncertainties that may cause actual results to differ materially. These include, among others, the Company’s ability to manage growth; the adoption and commercialization of its products and services; its dependence on gyms, academies, members, partners and key relationships; competition; execution and integration risks associated with acquisitions; regulatory developments; macroeconomic conditions; access to capital; and the risks described in the Company’s Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. There can be no assurance that any forward-looking outcome will be achieved. MMA.INC’s products and business lines are at varying stages of development, commercialization and adoption, and certain products, services or features may be modified, delayed or discontinued. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update or revise any forward-looking statement except as required by applicable law.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc

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